July 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Tyler Howes
Christopher Dunham

Re:	Euro Tech Holdings Company Limited
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 000-22113

Ladies and Gentlemen:

Euro Tech Holdings Company Ltd. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 20, 2023 (the “Comment Letter”) pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the 2022 Annual Report. The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its amendment No. 1 to the 2022 Annual Report (the “Amended 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.
We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623 ..

Company Response: The Company acknowledges the Staff’s comment.

(a)
In response to Item 16I(a), the Company provides the following explanation:

“The Company is not owned or controlled by any governmental entity in any jurisdiction. The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited, or Far East, a Hong Kong corporation. In March 1997, the Company acquired all the issued and outstanding capital stock of Far East. Since then, Far East has been a wholly-owned subsidiary and the primary operational entity of the Company. Immediately prior to its acquisition, Far East’s shareholders were Pearl Venture Ltd. and Regent Earning Ltd., which held 26.6% and 73.4% of the shares of Far East then respectively. Pearl Venture Ltd. is a British Virgin Islands trust established for the benefit of Mr. T.C. Leung, then chairman and Chief Executive Officer of the Company and current chairman of the Company. Regent Earning Ltd. is a Hong Kong corporation and Pearl Venture Ltd. is a majority shareholder of Regent Earning Ltd. None of the shareholders of Far East then was a government entity.”

(b)
In response to Item 16I(b), the Company proposes to file the Amended 20-F to add the following disclosure to the 2022 Annual Report:

“The Company does not use a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the Company.

The Company hereby discloses that,

(1) Union Power HK CPA Limited, or Union Power, audited its financial statements for the fiscal year ended December 31, 2021 and 2020 respectively, and J&S Associate PLT, or J&S, audited its financial statements for the fiscal year ended December 31, 2022. Union Power is headquartered in Hong Kong and that the Public Company Accounting Oversight Board has previously determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. J&S is headquartered in Malaysia;

(2) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia owns any shares of the Company;

(3) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia has any controlling financial interest with respect to the Company;

(4) none of the Company and its subsidiaries has any director who is an official of the Chinese Communist Party; and

(5) the Memorandum and Articles of Association of the Company does not contain any charter of the Chinese Communist Party, including the text of any such charter.”

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 852-28140311 or by e-mail at DAVIDLEUNG.HK@EURO-TECH.COM or the Company’s counsel by telephone at 212-634-3031 or by email at rafriedman@sheppardmullin.com.

Sincerely,

/s/ David YL Leung

David YL Leung, Chief Executive Officer

cc:

Sheppard Mullin Richter & Hampton LLP